UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District

Beijing 100070, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains our unaudited financial results as of and for the three and six months ended June 30, 2013 and a discussion of these results, which we previously publicly released on August 8, 2013.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-181407).

Second Quarter 2013 Results

Revenues

SouFun reported total revenues of $144.1 million for the second quarter of 2013, representing an increase of 48.6% from the corresponding period in 2012, primarily driven by the growth in listing service and SouFun membership service.

Revenue from marketing services was $58.9 million for the second quarter of 2013, an increase of 5.9% from $55.7 million for the corresponding period in 2012.

Revenue from e-commerce services was $45.0 million for the second quarter of 2013, an 84.2% increase from $24.4 million for the same period in 2012, primarily due to the expansion of SouFun membership services in Beijing, Shanghai and other cities, including Chengdu and Chongqing.

Revenue from listing services was $38.4 million for the second quarter of 2013, an increase of 147.3% from $15.5 million for the corresponding period in 2012, primarily due to the substantial growth in agency subscribers.

Revenue from other value-added services was $1.8 million for the second quarter of 2013, an increase of 30.8% from $1.4 million for the corresponding period in 2012.

Cost of Revenue

Cost of revenue was $26.1 million for the second quarter of 2013, an increase of 43.5 % from $18.2 million for the corresponding period in 2012. The increase in cost of revenue was mainly driven by the increase in staff costs and taxes.

Gross margin was 81.9% for the second quarter of 2013, compared to 81.2% for the corresponding period in 2012.

Operating Expenses and Income

Operating expenses were $42.4 million for the second quarter of 2013, an increase of 35.5 % from $31.3 million for the corresponding period in 2012.

Selling expenses were $23.0 million for the second quarter of 2013, an increase of 34.0% from $17.1 million for the corresponding period in 2012, primarily due to increased staff cost.

General and administrative expenses were $19.4 million for the second quarter of 2013, an increase of 37.4% from $14.1 million for the corresponding period in 2012, primarily due to increased staff cost.

Operating income was $75.8 million for the second quarter of 2013, an increase of 59.6% from $47.5 million for the corresponding period in 2012, driven by revenue growth and effective cost control.

Income tax expense was $24.7 million for the second quarter of 2013, a 40.2% increase compared to $17.6 million for the corresponding period in 2012, mainly driven by profit growth.

Net income attributable to SouFun’s shareholders was $55.4 million for the second quarter of 2013, a 71.2% increase from $32.3 million for the corresponding period in 2012. Fully diluted earnings per share were $0.67 for the second quarter of 2013, a 67.5% increase from $0.40 for the corresponding period in 2012.

As of June 30, 2013, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale security) of $273.4 million, compared to $143.6 million as of December 31, 2012. Cash flow from operating activities was $79.6 million for the second quarter of 2013, a 79.7% increase from $44.3 million for the same period in 2012.

First Half 2013 Results

Revenues

SouFun reported total revenues of $235.2 million for the first half of 2013, representing an increase of 51.3% from the corresponding period in 2012, primarily driven by the growth in listing services and SouFun membership services.

Revenue from marketing services was $94.8 million for the first half of 2013, an increase of 5.4% from $89.9 million for the corresponding period in 2012.

Revenue from e-commerce services was $71.3 million for the first half of 2013, a 95.6% increase from $36.5 million for the same period in 2012, primarily due to the expansion of SouFun membership services in Beijing, Shanghai and other cities, including Chengdu and Chongqing.

Revenue from listing services was $65.3 million for the first half of 2013, an increase of 146.5% from $26.5 million for the corresponding period in 2012, primarily due to the substantial growth in agency subscribers.

Revenue from other value-added services was $3.8 million for the first half of 2013, an increase of 45.1% from $2.6 million for the corresponding period in 2012.

Cost of Revenue

Cost of revenue was $46.2 million for the first half of 2013, an increase of 32.9 % from $34.7 million for the corresponding period in 2012. The increase in cost of revenue was primarily due to the increase in staff costs and business taxes.

Gross margin was 80.4% for the first half of 2013, improved from 77.7% for the corresponding period in 2012 as a result of effective cost control and revenue growth.

Operating Expenses and Income

Operating expenses were $76.2 million for the first half of 2013, an increase of 29.1 % from $59.0 million for the corresponding period in 2012.

Selling expenses were $41.7 million for the first half of 2013, an increase of 32.0% from $31.6 million for the corresponding period in 2012, primarily due to increased staff cost.

General and administrative expenses were $34.5 million for the first half of 2013, an increase of 25.7% from $27.4 million for the corresponding period in 2012, primarily due to increased staff cost.

Operating income was $113.0 million for the first half of 2013, an increase of 83.1% from $61.7 million for the corresponding period in 2012, driven by revenue growth and effective cost control.

Income tax expense was $36.4 million for the first half of 2013, an 86.1% increase compared to $19.6 million for the corresponding period in 2012. The increase was primarily due to a $15.2 million incremental tax expense driven by profit growth and a $1.6 million one-time tax benefit in the first half of 2012.

Net income attributable to SouFun’s shareholders was $83.8 million for the first half of 2013, an increase of 78.7% from $46.9 million for the corresponding period in 2012. Fully diluted earnings per share were $1.01 for the first half of 2013, a 74.1% increase from $0.58 for the corresponding period in 2012.

Cash flow from operating activities was $139.4 million for the first half of 2013, a 97.4% increase from $70.7 million for the same period in 2012.

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in U.S. dollars in thousands, except as noted)

	June 30,	Dec 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	255,557	118,167
Short-term investments	17,803	26,841
Accounts receivable, net	43,282	30,029
Funds receivable	17,635	7,600
Prepayment and other current assets	7,763	9,226
Deferred tax assets, current	2,875	2,734

Total current assets	344,915	194,597

Non-current assets:
Property and equipment, net	221,212	79,564
Restricted cash, non-current	398,181	391,416
Deferred tax assets, non-current	2,084	1,723
Deposit for non-current assets	9,065	8,750
Prepayment for BaoAn acquisition	—	111,367
Other non-current assets	19,234	13,744

Total non-current assets	649,776	606,564

Total assets	994,691	801,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,670	270,670
Deferred revenue	113,700	65,871
Accrued expenses and other liabilities	100,766	89,306
Customers’ refundable fees	30,187	18,449
Income tax payable	16,851	23,659
Amounts due to a related party	175	—

Total current liabilities	532,349	467,955
Non-current liabilities:
Long-term loans	80,750	80,750
Deferred tax liabilities, non-current	93,714	64,947
Other non-current liabilities	473	—

Total non-current liabilities	174,937	145,697

Total Liabilities	707,286	613,652

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 56,532,480 shares and 56,013,735 shares issued and outstanding as at June 30, 2013 and December 31, 2012, respectively	7,259	7,192
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at June 30, 2013 and December 31, 2012 , respectively	3,124	3,124
Additional paid-in capital	76,671	69,637
Accumulated other comprehensive income	32,913	23,974
Retained earnings	166,729	82,952

Total SouFun shareholders’ equity	286,696	186,879
Noncontrolling interests	709	630

Total equity	287,405	187,509

TOTAL LIABILITIES AND EQUITY	994,691	801,161

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in U.S. dollars in thousands, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	58,947	55,658	94,760	89,910
E-commerce services	44,972	24,417	71,335	36,462
Listing services	38,423	15,535	65,257	26,469
Other value-added services	1,802	1,378	3,826	2,637

Total revenues	144,144	96,988	235,178	155,478
Cost of Revenues:
Cost of services	(26,124)	(18,208)	(46,154)	(34,730)

Total Cost of Revenues	(26,124)	(18,208)	(46,154)	(34,730)
Gross Profit	118,020	78,780	189,024	120,748
Operating expenses and income:
Selling expenses	(22,965)	(17,136)	(41,697)	(31,594)
General and administrative expenses	(19,424)	(14,138)	(34,484)	(27,437)
Other income	167	—	167	—

Operating Income	75,798	47,506	113,010	61,717
Foreign exchange gain	2	57	2	55
Interest income	6,315	4,529	11,993	8,956
Interest expense	(3,218)	(2,593)	(6,555)	(5,210)
Government grants	432	486	854	923
Other-than-temporary impairment on available-for-sale security	—	—	—	(14)
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	821	—	821	—
Gain on bargain purchase	—	—	102	—

Income before income taxes and noncontrolling interests	80,150	49,985	120,227	66,427
Income tax expenses
Income tax expenses	(24,747)	(17,645)	(36,380)	(19,553)

Net income	55,403	32,340	83,847	46,874
Net income attributable to noncontrolling interests	35	—	70	—

Net income attributable to SouFun shareholders	55,368	32,340	83,777	46,874
Other comprehensive income, net of tax
Foreign currency Translation	8,323	(1,742)	9,691	(1,603)
Realized gain on available-for-sale security	(821)	—	(821)	—
Unrealized gain on available-for-sale security	—	500	78	500

Total other comprehensive income, net of tax	7,502	(1,242)	8,948	(1,103)

Comprehensive income	62,905	31,098	92,795	45,771

Earnings per share for Class A and Class B ordinary shares
Basic	0.71	0.42	1.07	0.61

Diluted	0.67	0.40	1.01	0.58

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,923,911	76,878,518	77,962,391	77,241,192

Diluted	83,124,647	81,392,881	83,266,708	81,328,134

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: August 15, 2013

Exhibit Index

Exhibit 99.1 – Press Release